J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Cowen and Company, LLC

599 Lexington Avenue

New York, NY 10022

SVB Leerink LLC

One Federal Street, 37th Floor

Boston, MA 02110

Guggenheim Securities, LLC

330 Madison Avenue

New York, NY 10017

February 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Revolution Medicines, Inc. Registration Statement on Form S-1, as amended (File No. 333-235968) Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Revolution Medicines, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on February 12, 2020, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Latham & Watkins LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated February 3, 2020:

(i)	Dates of distribution: February 3, 2020 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)	Number of preliminary prospectuses furnished to investors: approximately 1,900

(iv)	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 240

The undersigned advise that they have complied and will continue to comply, and each underwriter has advised the undersigned that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

COWEN AND COMPANY, LLC

SVB LEERINK LLC

GUGGENHEIM SECURITIES, LLC

As representatives of the several underwriters listed in Schedule 1 to the Underwriting Agreement

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin H. Burdett
	Name:	Benjamin H. Burdett
	Title:	Managing Director
COWEN AND COMPANY, LLC

By:	/s/ David Bohn
	Name:	David Bohn
	Title:	Managing Director
SVB LEERINK LLC

By:	/s/ Stuart Nayman
	Name:	Stuart Nayman
	Title:	Managing Director, Senior Legal Counsel
GUGGENHEIM SECURITIES, LLC

By:	/s/ Ronald Gerber
	Name:	Ronald Gerber
	Title:	Senior Managing Director

[Signature Page to Underwriters’ Acceleration Request]